NEWS RELEASE

INTEROIL ANTELOPE-1 WELL FLOWS AT RECORD GAS RATE OF
 382 MMCFD WITH 5,000 BBLS PER DAY OF CONDENSATE

March 2, 2009 -- InterOil Corporation (IOC:NYSE Alternext US) (IOC:POMSoX) today announced that its Antelope-1 well flowed at 382 million cubic feet of natural gas per day (MMcfd) with 5,000 barrels of condensate per day (BCPD) for a total 68,700 barrels of oil equivalent per day (BOEPD), setting a new record rate for the country of Papua New Guinea.  The flow test recorded a maximum calculated rate at 545 MMcfd for a dry gas reading through a 6 inch capacity choke that was only opened to 3 ½ inches or about 30% of capacity.  Conservatively adjusting the dry gas flow rate of 545 MMcfd to compensate for 13 Bbls of condensate per MMcf results in the 382 MMcf effective gas flow rate reported above.

As far as we are aware, the world record breaking gas flow rate from a vertical well confirms other records recently established by the well, such as the largest vertical hydrocarbon column height in a single onshore carbonate reef structure and the largest calculated absolute open flow (CAOF) at 17.7 Billion cubic feet of natural gas per day.  The well results establish the country of Papua New Guinea as a world class gas resource base in close proximity to the largest and most well developed LNG market in the world.

InterOil believes the Antelope-1 well clearly confirms the gas resource potential sufficient to proceed with plans to build a liquefied natural gas (LNG) plant on company land next to the InterOil refinery.  Antelope-1 and previous wells, have confirmed over 120% of full capacity, estimated at 500 MMcfd, for the first proposed LNG train.  Third party resource estimates are underway and will be released when completed in the next few weeks.  Recent settlement agreement with Merrill Lynch uniquely positions InterOil to enter direct negotiations with industry partners on an ownership stake in the Elk/Antelope structure, an ownership stake in the proposed LNG plant and long-term LNG offtake contracts.

InterOil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release may be considered to contain forward looking statements concerning the Liquid Niugini Gas LNG Project. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors and other matters discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, approval from the PNG Government is required for the Project and no assurance can be given that such approval will be given or if given, will be on commercially acceptable terms.  Completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete.  No assurances can be given that the Company will be able to successfully finance or construct such a facility, or as to the timing of such construction.  In addition, no assurance can be given that the Company will have access to sufficient gas reserves, whether from the Elk/Antelope location or otherwise, to support or justify an LNG facility.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release